Exhibit 2.1

AGREEMENT AND PLAN Of Merger

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made effective as of December 15, 2018, by and among EVO Transportation & Energy Services, Inc., a Delaware corporation (“Buyer”), Ursa Major Corporation, a Wisconsin corporation (the “Company”), EVO Merger Sub, Inc., a Wisconsin corporation and a wholly-owned subsidiary of Buyer (“Merger Sub”), John Lampsa, an individual resident of Wisconsin, and Ursula Lampsa, an individual resident of Wisconsin (together with John Lampsa, the “Equity Holders” and each, an “Equity Holder”). Buyer and the Equity Holders may be referred to individually in this Agreement as a “Party” and collectively as the “Parties.” Capitalized Terms used herein and not otherwise defined have the meanings given to such terms in Exhibit A attached hereto.

RECITALS

A. The Equity Holders own all of the issued and outstanding equity interests (the “Equity Interests”) of the Company.

B. The Company is engaged in the business of providing freight trucking and truck repair services and of selling spare truck parts (the “Business”).

C. Merger Sub was formed for the sole purpose of affecting the Merger.

D. It is intended that the Merger qualifies as a “reorganization” within the meaning of Code Section 368(a)(2)(E).

E. Buyer desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company in a statutory merger of Merger Sub with and into the Company, pursuant to which the Company shall become a wholly-owned subsidiary of Buyer on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Wisconsin Business Corporation Law (“WBCL”).

F. Pursuant to the Merger, among other things, all of the issued and outstanding Equity Interests shall be converted into the right to receive a portion of the Merger Consideration described herein, all in the manner and on the terms and subject to the conditions set forth herein.

G. The Equity Holders will receive a material benefit from the transaction set forth in this Agreement and understand that being a party to certain sections of this Agreement (including Section 3.5) is a condition to Buyer entering into this Agreement.

H. The boards of directors of the Company, Buyer, and Merger Sub have each (i) determined that the Merger is advisable and in the best interests of their respective companies and stockholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein.

I. The board of directors of the Company has determined to recommend to its stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger.

AGREEMENTS

In consideration of the representations, warranties, covenants, agreements, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I – The Merger

1.1 The Merger. At the Effective Time (as such term is defined in Section 2.1), on the terms and subject to the conditions set forth in this Agreement, a Certificate of Merger in such form as required by, and executed in accordance with, the relevant provisions of the WBCL (the “Certificate of Merger”), and any other applicable legal requirements, Merger Sub will merge (the “Merger”) with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will (a) continue its existence, (b) continue to be governed under the legal requirements of the State of Wisconsin, and (c) become a wholly-owned subsidiary of Buyer. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to in this Agreement as the “Surviving Corporation.”

1.2 Merger Consideration. Subject to the terms and conditions set forth in this Agreement, the aggregate consideration for the Merger, and the covenants and agreements entered into by the Equity Holders in or pursuant to this Agreement, will be the sum of Two Million Dollars ($2,000,000) (the “Merger Consideration”), which shall be paid to Equity Holders by issuance by Buyer of an aggregate of 800,000 shares of Buyer’s common stock, par value $0.0001 per share (the “Common Stock”), at a price per share of $2.50; provided that the Equity Holders will execute a subscription agreement in a form acceptable to Buyer (the “Subscription Agreement”) prior to Buyer’s issuance of shares of Common Stock.

1.3 Merger Consideration Adjustments.

(a) Post-Closing Adjustment.

(i) Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Equity Holders, a statement setting forth its calculation of the Working Capital as of the Closing Date (the “Closing Working Capital”), which statement shall contain a calculation of the Closing Working Capital (the “Closing Working Capital Statement”) as set forth in Schedule 1.3(a)(i). The Closing Working Capital Statement shall be prepared by Buyer in accordance with GAAP using the same accounting methods, practices, principles, policies and procedures with consistent classifications, judgment and valuation and estimation methodologies that were used in preparation of the Financial Statements for the most recent fiscal year, provided that such statement shall include an intercompany reconciliation between the Company and JB Lease as more specifically set forth on Schedule 1.3(a)(i) (the “Intercompany Reconciliation”).

(ii) The “Post-Closing Adjustment” shall be an amount equal to the Closing Working Capital minus an amount to be agreed upon by Buyer and the Equity Holders not less than three (3) days prior to Closing. If the Post-Closing Adjustment is a positive number, the Merger Consideration shall be increased by the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, the Merger Consideration shall be reduced by the amount of the Post-Closing Adjustment. Notwithstanding the foregoing, the Merger Consideration will not be adjusted unless and until the Post-Closing Adjustment exceeds Fifty Thousand Dollars ($50,000.00) (the “Collar”) in which case the Merger Consideration will be adjusted from the first dollar after taking into account the Collar. Any adjustments to the Merger Consideration as a result of the Post-Closing Adjustment will be made via issuance or cancellation, as applicable, of Common Stock at a price of $2.50 per share.

(iii) Examination and Review.

(A) Examination. Equity Holders shall have thirty (30) days after receipt of the Closing Working Capital Statement from Buyer (the “Review Period”) to review the calculation of the Closing Working Capital and Post-Closing Adjustment. During the Review Period, Equity Holders and their accountants and other necessary advisors shall have full reasonable access to the books and records of the Company and the work papers prepared by Buyer or Buyer’s accountants to the extent the same relates to the Closing Working Capital Statement, and to such historical financial information (in Buyer’s possession) relating to the Closing Working Capital Statement as Equity Holders may reasonably request for the purpose of reviewing the Closing Working Capital calculation. Such access shall not unreasonably interfere with the business of the Company.

(B) Objection. On or prior to the last day of the Review Period, Equity Holders may object to the Closing Working Capital Statement and/or Buyer’s calculation of the Closing Working Capital or Post-Closing Adjustment by delivering to Buyer a written statement setting forth Equity Holders’ objections in reasonable detail (the “Statement of Objections”). If Equity Holders fail to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by Equity Holders. Buyer agrees not to unreasonably deny any written request by Equity Holders for an extension to file their Statement of Objections. If Equity Holders deliver the Statement of Objections before the expiration of the Review Period, Buyer and Equity Holders shall negotiate in good faith to resolve all of the amounts disputed in the Statement of Objections (the “Disputed Amounts”) within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”) and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by Buyer and Equity Holders, shall be final and binding.

(C) Resolution of Disputes. If Equity Holders and Buyer fail to reach an agreement with respect to all of the Disputed Amounts before expiration of the Resolution Period, then any remaining Disputed Amounts shall be submitted for resolution to Baker Tilly or if Baker Tilly is unable or unwilling to serve, Buyer and Equity Holders shall appoint by mutual agreement the office of an impartial nationally or regionally recognized firm of independent certified public accountants other than Equity Holders’ Accountants or Buyer’s Accountants (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively. The fees for the Independent Accountant shall be paid by Equity Holders, on one hand, and Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to Equity Holders or Buyer, respectively, bears to the aggregate amount actually contested by Equity Holders or Buyer. The final determination by the Independent Accountant shall be made within thirty (30) days (or such other mutually agreeable time) after its engagement and resolution shall be binding upon the parties.

(D) Payments of Post-Closing Adjustment. The portion of any Post-Closing Adjustment that is disputed shall be due and payable within five (5) Business Days of the date on which the Closing Working Capital Statement (including the calculation of Closing Working Capital and any Post-Closing Adjustment) is finally determined in accordance with the terms of this Section 1.3(b). The portion of any Post-Closing Adjustment that is not in dispute shall be due and payable within five (5) Business Days following the end of the Review Period. If a Statement of Objections is not delivered by Equity Holders before the expiration of the Review Period, any Post-Closing Adjustment shall be due and payable within five (5) Business Days of the end of the Review Period.

(b) Payments. Any payments made pursuant to this Section 1.3 shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise required by Law.

1.4 Assets to be Transferred to Equity Holders. Notwithstanding anything to the contrary, the assets of the Company specifically set forth on Schedule 1.4 shall be transferred from the Company to the Equity Holders immediately prior to the Effective Time, and there shall be no adjustment to the Merger Consideration related thereto.

1.5 Effects of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the WBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company and Merger Sub will become debts, liabilities, and duties of the Surviving Corporation.

1.6 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by the WBCL.

(b) At the Effective Time, the Bylaws of the Surviving Corporation will be amended and restated in its entirety to read as the Bylaws of Merger Sub, until thereafter amended as provided by the WBCL, the Certificate of Incorporation of the Surviving Corporation, and such Bylaws.

1.7 Directors and Officers.

(a) At the Effective Time, the members of the board of directors of Merger Sub immediately prior to the Effective Time will be appointed as the members of the board of directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation, removal, or disqualification in accordance with the WBCL, the Certificate of Incorporation of the Surviving Corporation, and the Bylaws of the Surviving Corporation.

(b) At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time will be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation, removal, or disqualification in accordance with the WBCL, the Certificate of Incorporation of the Surviving Corporation, and the Bylaws of the Surviving Corporation.

(c) Prior to the Effective Time and in accordance with the provisions of Article II of this Agreement, the Company will deliver to Buyer evidence satisfactory to Buyer of the resignations of the members of the board of directors and of the officers of the Company, with such resignations to be effective as of the Effective Time.

1.8 Additional Actions. If, at any time before or after the Effective Time, Buyer reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its right, title, or interest in, to or under any of the rights, properties, or assets of either Merger Sub or the Company, to consummate the Merger or to carry out the purposes and intent of this Agreement or any of the other Transaction Documents, Merger Sub, the Surviving Corporation and/or the Company, and its respective officers and members of the board of directors, and the Equity Holders, will execute and deliver all such deeds, assignments, or assurances in accordance with applicable legal requirements and will undertake all commercially reasonable acts necessary, proper, or desirable to vest, perfect, or confirm title to and possession of such rights, properties, or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and the members of the board of directors of the Surviving Corporation are authorized in the name of Merger Sub and/or the Company, or otherwise, to take any and all such action as permitted by applicable legal requirements.

1.9 Effect on Capital Stock. At the Effective Time by virtue of the Merger, and without any further action on the part of Buyer, Merger Sub, the Company, or any Equity Holder:

(a) Each issued and outstanding share of Company capital stock held by the Company as a treasury share immediately prior to the Effective Time will be cancelled and retired and will cease to exist without any conversion thereof and no payment of any Merger Consideration or distribution will be made with respect thereto.

(b) Each share of Company capital stock issued, outstanding, and held by an Equity Holder immediately prior to the Effective Time will be converted at the Effective Time into the right to receive a pro rata portion of the Merger Consideration in accordance with the number of shares of Company capital stock held by the Equity Holder and the total number of shares of Company capital stock outstanding.

(c) Each share of the common stock, no par value per share, of Merger Sub outstanding immediately prior to the Effective Time will be converted into one share of newly issued common stock of the Surviving Corporation.

Article II- CLOSING MATTERS

2.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the first Business Day after all of the conditions to Closing set forth in this Article II are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Equity Holders and Buyer may mutually agree upon in writing (the “Closing Date”). The Parties shall use their best efforts to close on or before January 9, 2019 but, in no event, later than January 31, 2019 (the “Drop Dead Date”). On the Closing Date, and after the satisfaction or waiver of each of the conditions set forth in Article II, Merger Sub and the Company will cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Wisconsin, in accordance with the relevant provisions of the WBCL. The Merger will become effective at the time of acceptance of such filing by the Secretary of State of the State of Wisconsin, or at such later time as may be agreed to by Buyer, Merger Sub, and the Company and set forth in the Certificate of Merger (the “Effective Time”).

2.2 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the satisfaction of each of the following conditions:

(a) Consents and Other Items. The Equity Holders will have obtained and delivered to Buyer all required third party consents, including the consents set forth on Schedule 4.3.

(b) Release of Liens. The Equity Holders will have obtained releases of all Liens, other than Permitted Liens, on the Company and the Equity Interests. The Equity Holders will have delivered such payoff letters, discharges of Liens, releases of guarantees and other releases as are reasonably requested by Buyer at or prior to Closing.

(c) Closing Documents. At the Closing, the Equity Holders will have delivered, or will have caused to be delivered to Buyer, all of the following documents:

(i) a certificate from the Secretary of the Company certifying as to correct and complete copies of (A) the Company’s Organizational Documents, and (B) prior to the Merger, a certified copy of Articles of Incorporation and Certificate of Good Standing for the Company from the Wisconsin Secretary of State;

(ii) the Certificate of Merger, executed by the Company;

(iii) a certificate, dated the Closing Date and signed by an executive officer of the Company, that each of the following have been satisfied, unless waived by Buyer:

(A) the representations and warranties of the Equity Holders contained in this Agreement, and in the other Transaction Documents and any certificate or other writing delivered by the Equity Holders pursuant hereto, shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(B) the Company shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by them prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Company shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(iv) stock certificates representing the Equity Interests, as well as assignments separate from certificate with respect to the Equity Interests assigning such Equity Interests to Buyer, executed by each Equity Holder, or if any certificate shall have been lost or destroyed, an affidavit of that fact by the Equity Holder claiming such certificate is lost or destroyed in substitute of the stock certificate representing the Equity Interests;

(v) written resignations of the officers and members of the board of directors of the Company, each duly executed by the appropriate parties;

(vi) the original record and minute books, equity ledgers and registers, and company seals, if any, of the Company, which shall be available to Buyer at the Company’s corporate office;

(vii) an employment agreement in form acceptable to Buyer, executed by the Company and John Lampsa;

(viii) the Subscription Agreement, executed by the Equity Holders;

(ix) a certificate of non-foreign status of each Equity Holder meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(x) lease agreements between the Company and applicable Affiliates of the Company in forms acceptable to Buyer for Leased Real Property owned by Affiliates of the Company, executed by the applicable Affiliates of the Company; and

(xi) such other documents relating to the transactions contemplated by this Agreement as Buyer may reasonably request prior to Closing.

2.3 Conditions to the Equity Holders’ Obligations. The obligation of the Equity Holders to consummate the transactions contemplated by this Agreement on the Closing Date is subject to Buyer’s delivery to the Equity Holders of:

(a) copies of the resolutions duly adopted by Buyer’s board of directors authorizing the execution, delivery and performance of this Agreement, all other agreements or instruments contemplated hereby and the consummation of the transactions contemplated hereby.

(b) a certificate, dated the Closing Date and signed by an executive officer of the Buyer, that each of the following have been satisfied, unless waived by Equity Holders:

(i) the representations and warranties of the Buyer contained in this Agreement, and in the other Transaction Documents and any certificate or other writing delivered by the Buyer pursuant hereto, shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(ii) the Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, the Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c) evidence satisfactory to the Equity Holders that all personal guarantees of the Equity Holders for any indebtedness of the Company and a substitution letter of credit relative to the Company’s workers compensation insurance have been, or will be immediately upon Closing, fully released and terminated and, in the case of the letter of credit, substituted.

Article III – COVENANTS

3.1 Sales and Transfer Taxes. All sales, use, excise, value-added, goods and services, transfer, recording, documentary, registration, conveyancing and similar Taxes that may be incurred in connection with this Agreement, together with any and all penalties, interest, and additions to Tax with respect thereto will be paid by the Equity Holders and Buyer equally.

3.2 Further Assurances. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the cost and expense of the requesting Party.

3.3 Administration of Accounts. All payments and reimbursements received by the Equity Holders after the Closing Date from any third party in the name of the Company will be held by the Equity Holders in trust for the benefit of Buyer. Immediately upon receipt of such payment or reimbursement, the Equity Holders will pay to Buyer the amount of such payment or reimbursement without right of set-off, offset, or reduction of any kind. All payments or other consideration received by the Buyer or the Surviving Corporation after the Closing Date with respect to any excluded assets set forth on Schedule 1.4 will be held by the Buyer or Surviving Corporation in trust for the benefit of the Equity Holders and, immediately upon receipt of such payment or other consideration, shall be paid to the Equity Holders without right of set-off, offset or reduction of any kind.

3.4 Confidentiality. Each of the Equity Holders agrees that he or she will not use, or permit the use of, any of the information relating to the Business, or relating to Buyer or Buyer’s Affiliates, furnished to such Equity Holder in connection with the transactions contemplated herein (“Information”) in a manner or for a purpose detrimental to Buyer or Buyer’s Affiliates, or otherwise than in connection with the transaction, and that it will not disclose, divulge, provide or make accessible (collectively, “Disclose” or “Disclosure”), or knowingly permit any other Person to Disclose, any of the Information to any individual or entity, other than its investment advisors, accountants, counsel and other authorized representatives and agents, except as may be required by judicial or administrative process or, in the opinion of his counsel, by other requirements of Law; provided, however, that prior to any Disclosure of any Information permitted hereunder, such Equity Holder will first obtain the recipients’ undertaking to comply with the provisions of this Section 3.4 with respect to such Information.

3.5 Non-Competition; Non-Solicitation; Non-Hire. As additional consideration for Buyer’s entry into this Agreement and consummation of the transactions contemplated hereby, and with the acknowledgement by the Equity Holders that Buyer would not enter into this Agreement without the benefit of the provisions set forth in this Section 3.5, each Equity Holder agrees that the following restrictions on his or her activities following the Closing Date are necessary, appropriate and reasonable to protect the Business and other legitimate interests of Buyer and its Affiliates:

(a) Non-Competition. For a period from the date of this Agreement until the fifth anniversary of the Closing Date (the “Restricted Period”), each Equity Holder will not, anywhere in the U.S., directly or indirectly, on behalf of any Person other than Buyer or its Affiliates, invest in, own, manage, operate, finance, control, advise, render services as an employee, independent contractor, or otherwise, or guarantee the obligations of any Person engaged in or planning to become engaged in the Business; provided, however, that the ownership in Buyer or its Affiliates or ownership of less than two percent (2%) of the outstanding stock of any publicly traded company will not by itself be deemed to be a violation of this provision.

(b) Non-Solicitation. During the Restricted Period, each Equity Holder will not, directly or indirectly, solicit the business of any Person who is a customer of the Business to cease doing business with the Company or Buyer or in any way detrimentally interfere with the Company’s relationship with such customers as it relates to the Business.

(c) Non-Hire. During the Restricted Period, each Equity Holder will not, directly or indirectly, on behalf of any Person other than Buyer or its Affiliates, solicit, hire or engage in any capacity any employee of the Company or solicit or seek to persuade any employee of the Company to discontinue such employment.

(d) Modification of Covenant. If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 3.5 is invalid or unenforceable, then the Parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. This Section 3.5 will be enforceable as so modified.

(e) Enforcement of Covenant. The Parties agree that the remedy of damages at law for the breach of any of the covenants contained in this Section 3.5 is an inadequate remedy. In recognition of the irreparable harm that a violation by an Equity Holder of any of the covenants, agreements or obligations arising under this Section 3.5 would cause Buyer or its Affiliates, each Equity Holder agrees that in addition to any other remedies or relief afforded by law, a preliminary and permanent injunction against an actual or threatened violation or violations may be issued against such Equity Holder without showing actual monetary damages or posting of a bond or other security. In the event of an action to enforce the covenants in this Section 3.5, the prevailing Party will be entitled to be reimbursed by the other Party for reasonable attorney’s fees and other expenses incurred by the prevailing Party with respect to such enforcement action; provided, however, that Buyer will be entitled to be reimbursed by the Equity Holders, jointly and severally, in the event that an Equity Holder challenges the enforceability or reasonableness of any of the provisions of this Section 3.5. Each of Buyer’s Affiliates will have the right to enforce an Equity Holder’s obligations set forth in this Section 3.5. In addition, in the event that an Equity Holder violates any provisions of this Section 3.5, then, in such event the period of the violation will be added to the Restricted Period set forth in such section.

3.6 Certain Tax Matters.

(a) Tax Returns. The Equity Holders will prepare, or cause to be prepared, and file, or cause to be timely filed, all Tax Returns for the Company for all Tax periods ending on or prior to the Closing Date. Such returns shall be prepared on a basis consistent with past practices except as otherwise required by Law. The Equity Holders will timely pay all Taxes due with respect to all Tax Returns of the Company for all Tax periods ending on or prior to the Closing Date. The Equity Holders will provide any pending Tax Returns of the Company relating to Tax periods ending on or prior to the Closing Date to Buyer for review at least ten (10) Business Days prior to filing, and the Equity Holders will reflect any reasonable comments made by Buyer on such Tax Returns. Notwithstanding the foregoing, the Equity Holders will not cause the Company to extend or amend any Tax Returns with respect to any Tax period ending on or prior to the Closing Date without the prior written consent of Buyer. Buyer will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Company for all Tax periods beginning after the Closing Date. Buyer will timely pay all Taxes due with respect to all Tax periods beginning after the Closing Date.

(b) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) the amount of any Taxes based on or measured by income, gain, or receipts of the Company for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (with any net operating losses being first applied to the interim period ending on the Closing Date (to the extent available under applicable Law) and, therefore, first inuring to the benefit of the Equity Holders); and (ii) the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date, and the denominator of which is the number of days in such Straddle Period. The Equity Holders will timely pay all Taxes relating to that portion of the Straddle Period up to and including the Closing Date. Buyer will timely pay all Taxes relating to that portion of the Straddle Period after the Closing Date. If any Tax is due from the Equity Holders with respect to the portion of the Straddle Period ending on the Closing Date, the Equity Holders shall be provided with a copy of the applicable Tax Return and Buyer’s calculation and documentation of the Equity Holders’ portion of the Tax due. Buyer will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by the Company for any Straddle Period.

(c) Tax Treatment of Merger. The parties intend that (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) this Agreement will constitute a “plan of reorganization” within the meaning of Treas. Reg. §1.368-2(g) and §1.368-3.  Except as otherwise required by Law, final administrative or judicial decision, or on the advice of counsel and/or tax advisor to such party, Buyer, the Equity Holders and the Company shall file all Tax Returns (including amended returns and claims for refund) and information reports consistent with the Merger being qualified as a reverse triangular merger under Section 368(a)(2)(E) of the Code.  Each party has consulted with and is relying solely on its own tax counsel regarding the tax consequences of the Merger and no party has made any representations or warranties regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) Cooperation; Audit. After the Closing Date, Buyer and the Equity Holders will, and will cause their respective Affiliates to, cooperate in the preparation of all Tax Returns of the Company and will provide, or cause to be provided, to the requesting Party any records or other information requested by such Party in connection therewith. The Equity Holders, on the one hand, and Buyer, on the other hand, will give prompt notice to each other of any proposed adjustment to Taxes for the Pre-Closing Tax Period or the Straddle Period. Promptly upon receipt by either Party of any notification or indication (whether written or oral) from any taxing authority that it intends to investigate or audit any Tax Return of the Company for any Tax period ending on or prior to the Closing Date, the Party receiving such information will notify the other Party and convey such information to the other Party in writing. Each Party will cooperate with the other in connection with any Tax investigation, Tax audit, or other Tax proceeding; provided, however, that Buyer will be entitled to represent the Company on any Tax investigation, Tax audit, or other Tax proceeding that arises after the Closing Date provided Buyer will allow the Equity Holders to reasonably participate at the Equity Holders’ own cost and expense to the extent such matter could reasonably result in an indemnification claim against the Equity Holders pursuant to this Agreement. A Party will be reimbursed for reasonable out-of-pocket expenses incurred in taking any action reasonably requested by the other Party or Parties under this Section 3.6(d); provided, however, that the foregoing will not alter any indemnification rights to which the Parties are entitled under this Agreement. Except as required by Law, the Company or Buyer will not amend a Tax Return for a taxable period ending on or prior to the Closing Date without the consent of the Equity Holders, such consent must not be unreasonably withheld, delayed or conditioned.

3.7 Release by Equity Holders. Effective as of the Closing, in consideration of the mutual covenants and agreements contained herein, including the consideration to be received by the Equity Holders, each Equity Holder hereby irrevocably releases and forever discharges the Company and Buyer, and their respective Affiliates, officers, managers, directors, members, partners (general or limited), agents, and employees, and the successors, heirs, assigns, executors and administrators to the foregoing (collectively, the “Released Parties”), of and from any and all manner or causes of action and actions, claims, suits, rights, debts, sums of money, covenants, contracts, damages and judgments whatsoever, in law or in equity, which such Equity Holder ever had, now has or which such Equity Holder can, shall or may have, against the Released Parties, whether known or unknown, suspected or unsuspected, matured or unmatured, fixed or contingent, for, upon or by reason of any matter relating to the Company or its Affiliates, and arising at any time on or prior to the Closing Date, whether in such Equity Holder’s capacity as an equity holder, director, manager, officer, employee, holder of Indebtedness or otherwise, and the Released Parties shall not have liability with respect thereto; provided, however, that such release shall not will not apply to: (i) obligations owing to such Equity Holder arising pursuant to the Transaction Documents; (ii) the rights of such Equity Holder as an employee of the Company for accrued but unpaid compensation; (iii) accrued rights of such Equity Holder as an employee of the Company under the Company’s Employee Benefit Plans in accordance with the express terms thereof; (iv) any rights of such Equity Holder as an equity holder or owner of Buyer; or (v) any breach of this Agreement or any Transaction Document.

3.8 Registration Rights. If at any time on or after the Closing Date Buyer proposes to file any registration statement (other than any registration on Form S-4, S-8 or any other similarly inappropriate form, or any successor forms thereto) under the Securities Act covering a public offering of Common Stock, it will notify the Equity Holders at least ten (10) days prior to each such filing and will use its best efforts to include in such registration statement (to the extent permitted by applicable regulation), the Common Stock issued to the Equity Holders hereunder to the extent requested by the Equity Holders within five (5) days after receipt of notice of such filing (which request shall specify the shares of Common Stock intended to be sold or disposed of by the Equity Holders and describe the nature of any proposed sale or other disposition thereof); provided, however, that if a greater number of shares of the Buyer’s common stock is offered for participation in the proposed offering than in the reasonable opinion of the managing underwriter (if any) of the proposed offering can be accommodated without adversely affecting the proposed offering, then the number of shares of Common Stock proposed to be offered by the Equity Holders for registration, as well as the number of securities of any other selling stockholders participating in the registration, will be proportionately reduced to a number deemed satisfactory by the managing underwriter. The Buyer will bear all expenses and fees incurred in connection with the preparation, filing, and amendment of the registration statement with the U.S. Securities and Exchange Commission, except that the Equity Holders, jointly and severally, shall pay all fees, disbursements and expenses of any counsel or expert retained by the Equity Holders and all underwriting discounts and commissions, filing fees and any transfer or other taxes relating to its shares of Common Stock included in the registration statement. The Equity Holders agree to cooperate with the Buyer in the preparation and filing of any registration statement, and in the furnishing of information concerning the Equity Holders for inclusion therein, or in any efforts by the Buyer to establish that the proposed sale is exempt under the Securities Act as to any proposed distribution.

3.9 Conduct of Business Prior to Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and the Equity Holders shall cause the Company to: (x) conduct the Business in the Ordinary Course of Business consistent with past practice; and (y) use commercially reasonable efforts to maintain and preserve intact its current Business organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having relationships with the Business. Without limiting the foregoing, from the date hereof until the Closing Date, the Company shall, and the Equity Holders shall cause the Company to:

(a) preserve and maintain all Permits required by Law for the conduct of the Business as currently conducted or the ownership and use of the assets or properties of the Company;

(b) pay the uncontested debts, Taxes and other obligations of the Company when due;

(c) continue to collect or write off accounts receivable in a manner consistent with past practice;

(d) maintain the tangible properties and assets included in the assets or properties of the Company, as well as the Leased Real Property, in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(e) continue in full force and effect all insurance policies, subject to renewals or replacements thereof, except as required by applicable Law;

(f) defend and protect the properties and assets included in the assets or properties of the Company from infringement or usurpation;

(g) cause the Company to perform all of its obligations under all of the Company’s Contracts when due;

(h) maintain the Company’s books and records in accordance with past practice;

(i) comply in all material respects with all Laws applicable to the conduct of the Business or the ownership and use of the assets or properties of the Company.

3.10 Notice of Certain Events.

(a) From the date hereof until the Closing Date, Equity Holders shall promptly notify Buyer in writing of:

(i) any fact, circumstance, event or action, the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or its Business, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by Equity Holder hereunder not being materially true and correct or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Section 2.2 to be satisfied; and

(ii) any actions commenced or, to Equity Holders’ Knowledge, threatened against the Company relating to or involving or otherwise affecting the Business or the assets or properties of the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.8 or that directly relates to the consummation of the transactions contemplated by this Agreement.

(b) Buyer’s receipt of information pursuant to this Section shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Equity Holders in this Agreement, unless the Equity Holders amend or supplement the applicable Disclosure Schedules by written notice to Buyer.

3.11 Updates to Disclosure Schedules. The Parties acknowledge and understand that the Disclosure Schedules, as of the date of execution of this Agreement, are not complete and, as such, from time to time prior to the Closing, the Equity Holders shall promptly complete, supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or of which they become aware after the date hereof, which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. Any supplement or amendment to the Disclosure Schedules shall be deemed to amend or modify the applicable representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or for determining whether or not the conditions set forth in Section 2.2 have been satisfied, as if the supplemented or amended Disclosure Schedules had been the original Disclosure Schedules to this Agreement.

Article IV - REPRESENTATIONS AND WARRANTIES OF
THE EQUITY HOLDERs

The Equity Holders jointly and severally represent and warrant to Buyer that the statements contained in this Article IV are true and correct as of the date hereof except as set forth in the corresponding schedule of the disclosure schedules attached hereto (the “Disclosure Schedules”).

4.1 Organization and Qualification. The Company is a duly organized, validly existing corporation in good standing under the Laws of the State of Wisconsin. The Company has all the requisite power, authority, and capacity to own, lease, and operate its assets and to carry on the Business as the same was and is now being conducted. The Company is qualified to transact business as a foreign entity and is in good standing under the Laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to so qualify has not and would not reasonably be expected to have a Material Adverse Effect on the Company. The Equity Holders have heretofore delivered to Buyer complete and correct copies of the Company’s Organizational Documents now in effect, and the Company is not in default under or in violation of any provision of its Organizational Documents.

4.2 Power and Authority; Enforceability. The Equity Holders have all power and authority to enter into and consummate the transactions contemplated by this Agreement and any ancillary agreements (the “Transaction Documents”) to which the Equity Holders are a party. The execution and delivery of the Transaction Documents by the Equity Holders and the consummation of the transactions contemplated by the Transaction Documents to which the Equity Holders are a party have been duly authorized by all necessary action on the part of the Equity Holders. The Transaction Documents have been duly executed and delivered by the Equity Holders, and such Transaction Documents constitute the legal, valid and binding obligations of the Equity Holders, enforceable against the Equity Holders in accordance with their respective terms, except to the extent that (a) their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other Laws affecting the enforcement of creditor’s rights generally, and (b) the availability of equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

4.3 No Conflict. Neither the execution and delivery of this Agreement nor the performance of the provisions hereof or the transactions contemplated hereby: (a) violate or conflict with the Company’s Organizational Documents; (b) violate or conflict with any Law, rule, regulation, writ, judgment, injunction, decree, determination, award or other order of any court, government or governmental agency or instrumentality, domestic or foreign, that is applicable to the Company; or (c) will result in a breach of any of the terms or conditions of, or constitute a default under, any mortgage, note, bond, indenture, agreement, license or other instrument or obligation to which the Company or either Equity Holder is a party or by which any of their respective properties or assets may be bound or affected. Except as set forth on Schedule 4.3, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not require any material authorization, consent, approval, exemption or other material action by or notice to any Governmental Entity or other third party, under any Material Contract or Governmental Contract to which the Company is bound, or any law, statute, rule or regulation or order, judgment or decree to which the Company is subject.

4.4 Capitalization. The capitalization of the Company is as follows: John Lampsa owns 490 shares of common stock of the Company and Ursula Lampsa owns 510 shares of common stock of the Company. The Equity Interests constitute all of the Company’s outstanding Equity Interests and are validly issued, fully paid and non-assessable. There are (i) no outstanding subscriptions, options, calls, Contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any rights plan, and any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Interests of the Company, respectively, or obligating the Company to grant, extend or enter into any such agreement or commitment, and (ii) no voting trusts, proxies or other agreements or understandings to which the Company or either Equity Holder are a party or are bound with respect to the voting of any of the Equity Interests of the Company. The Equity Holders have good and valid title to and beneficial ownership in the Equity Interests, and such Equity Interests are free and clear of all Liens. The Company has never had an equity interest in a direct or indirect Subsidiary. Other than the foregoing Equity Interests, the Equity Holders own no Equity Interests of the Company or any other equity security of the Company or any option, warrant, right call, commitment or right of any kind to have any such equity security issued or with respect to any outstanding Equity Interests of the Company. There are no options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, or otherwise affect the voting or transfer of the Equity Interests.

4.5 Financial Statements; Undisclosed Liabilities and Defaults.

(a) The Company has delivered to Buyer: (a) the unaudited balance sheet of the Company as of October 31, 2018 and (b) the unaudited balance sheets of the Company as of December 31, 2016 and December 31, 2017 and the related statements of income, stockholders’ equity and cash flows for the fiscal years then ended. All of the foregoing financial statements are collectively referred to herein as the “Financial Statements.” The Financial Statements have been prepared in accordance with GAAP and fairly present, in all material respects, the financial condition and results of operation of the Company at the dates and for the periods indicated therein. The Company’s accounting practices have been consistently applied for all periods represented by the Financial Statements.

(b) The Company’s books and records are complete and correct in all material respects and accurately reflect all of the assets, liabilities, transactions, and results of operations of the Business in all material respects. The Financial Statements have been prepared and presented based upon and in conformity with such books and records. The Company has no material undisclosed Liabilities, Indebtedness, or obligations. Neither the Company nor the Equity Holders are in (or has received notice of any) default under or with respect to any judgment, order, writ, injunction or decree of any court or any Governmental Entity relating to (or that could affect) the Business. There does not exist any default by the Company or by the Equity Holders or, to Equity Holders’ knowledge, by any other Person, or event that, with notice or lapse of time, or both, would constitute a default under any agreement entered into by the Company or by the Equity Holders that could adversely affect the Business.

4.6 Books and Records. The books of account and other financial records of the Company in relation to the Business, all of which have been made available to Buyer, have been maintained in accordance with sound business practices.

4.7 Compliance with Laws.

(a) The Company is in material compliance with all applicable Laws with respect to the Business.

(b) The Company holds all permits, approvals, registrations, franchises, licenses, certificates, accreditations and other authorizations of all Governmental Entities (the “Permits”) required for the conduct of the Business and all such Permits are set forth on Schedule 4.7. The Company has complied with and is in compliance with the terms and conditions of such Permits in all material respects. The Company has not received any notices that it is in material violation of any of the terms or conditions of such Permits. The Company has taken all reasonable action to maintain such Permits. No loss or expiration of any such Permit is pending to which the Company has received notice or, to the Knowledge of the Company or the Equity Holders, threatened other than expiration in accordance with the terms thereof. To the Knowledge of Equity Holders, the Permits owned or used by the Company immediately prior to the Closing will be available for use by Buyer on the same terms and conditions immediately subsequent to the Closing.

4.8 Claims. Except as set forth on Schedule 4.8, there are no open or active claims, actions, suits, inquiries, proceedings (including any arbitration proceedings), orders, or investigations, pending or, to the Knowledge of Equity Holders, threatened against the Company or the Equity Holders relating to the Business. Schedule 4.8 lists all suits, proceedings (including any arbitration proceedings), orders, investigations, or claims against the Company in relation to the Business at law or in equity that have occurred since January 1, 2014 that are unresolved or require an ongoing obligation of the Company.

4.9 Title to Assets; Sufficiency. The Company holds good and marketable title to all of its property and assets, free and clear of any Liens, except Permitted Liens and Liens to be released pursuant to a lien release filed in conjunction with a payoff of Indebtedness at the Closing. No Person other than the Company has any right or interest in the assets of the Company, including the right to grant interests in the assets to third parties. Subject to any tangible assets in transit, all of the tangible assets are at the Company’s locations and not in possession of unrelated parties. The assets owned or leased by the Company are all those assets reasonably necessary to conduct the Business as immediately conducted prior to Closing and will allow Buyer to continue to operate the Business in substantially the same manner immediately following the Closing Date. The equipment, machinery, fixtures, vehicles, computer hardware and furniture owned, leased or used by the Company is in good repair and operating condition (subject to ordinary wear and tear), is suitable for the purposes for which it is used, and, to the Knowledge of Equity Holders, has been maintained in accordance with the applicable manufacturer’s suggested maintenance procedures. All accounts and notes receivable of the Company represent amounts receivable for goods actually delivered or services actually provided (or in the case of notes and non-trade receivables, represent amounts receivable in respect of other bona fide business transactions), are not subject to any defenses, counterclaims or rights of set-off, have been billed and are generally due and payable within 30 days after billing, and are fully collectible in the Ordinary Course of Business.

4.10 Indebtedness and Guarantees. Except as set forth on Schedule 4.10, the Company has no Indebtedness (Schedule 4.10 includes the outstanding balance as of the Closing Date) and it guarantees no obligations of other parties relating to the Business. The sale of the Equity Interests pursuant to this Agreement is made in exchange for fair and equivalent consideration. The transactions contemplated in this Agreement or any agreements referenced in this Agreement will not give rise to any right of any creditor of the Company or the Equity Holders whatsoever against Buyer or to any of the Equity Interests in the hands of Buyer after the Closing. John Lampsa has repaid the John Lampsa Loan in full as of the Closing Date or assigned to Equity Holders or their Affiliates.

4.11 Material Contracts. Schedule 4.11 contains a complete and accurate list of all Material Contracts with respect to the Business, and the Company has delivered to Buyer complete and correct copies of each Material Contract. Except as set forth on Schedule 4.11, the Company has performed all obligations required to be performed by it to date under its Material Contracts relating to the Business, and, to the Knowledge of Equity Holders, there are no defaults by any other party thereto, and no event has occurred (or failed to occur) that, with the passing of time or the giving of notice or both would constitute a default by the Company under any such Material Contract relating to the Business, including the consummation of the transactions contemplated by this Agreement, and no consent, permission, waiver or approval is required to be obtained from, and no penalty, assessment or special payment is required to be paid to, and no notice is required to be sent to, any third party in order to preserve for Buyer the benefits of the Material Contracts after the consummation of the transactions contemplated by this Agreement. Each Material Contract is in full force and effect and constitutes a legal, valid, binding agreement. Buyer has been supplied with a true and correct copy of all written Material Contracts and true and correct written summaries of all oral Material Contracts or agreements.

4.12 Government Contracts and Government Bids.

(a) Schedule 4.12 contains a complete and accurate list of each Government Contract the period of performance of which has not yet expired or been terminated and for which final payment has not yet been received (each, a “Current Government Contract”). The Company has delivered to Buyer complete and correct copies of each Current Government Contract, each Current Government Contract was legally awarded to the Company, and each Current Government Contract is valid, binding and in full force and effect and enforceable against the Company in accordance with its terms.

(b) (i) The Company is not in breach of or default under any Current Government Contract, and, to the Knowledge of the Company, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a breach or default by the Company; (ii) the Company is in material compliance with all applicable Laws, including the Federal Acquisition Regulation (“FAR”); Cost Accounting Standards; Service Contract Act of 1963, as amended (including requirements for paying applicable Service Contract Act wage rate and fringe benefit rates); the Truth in Negotiations Act; and the Anti-Kickback Act, where and as applicable to each Current Government Contract or Government Bid; (iii) since January 1, 2016, each representation and certification made by the Company in connection with a Government Contract or Government Bid was current, accurate and complete in all material respects as of its effective date; (iv) there are no outstanding or pending claims, requests for equitable adjustment or contract disputes in excess of One Hundred Thousand Dollars ($100,000) arising under or relating to a Government Contract or Government Bid; and (v) no Current Government Contract or Government Bid is currently the subject of any bid protest before any Governmental Entity.

(c) Since January 1, 2016, (i) neither the Company nor any Principals (as defined in FAR 52.209-5) has been debarred, suspended or excluded from participation in, or the award of, Government Contracts or doing business with any Governmental Entity, no suspension, debarment, or exclusion action has been commenced or threatened against the Company or any of its officers or employees, and there exist no circumstances that require the Company to answer any of the questions in FAR 52.209-5 in the affirmative; (ii) no Governmental Entity under a Government Contract has notified the Company of any breach or violation of any applicable Law or of any certification, representation, clause, provision or requirement of any such Government Contract; (iii) the Company has not received any notice of termination for default, cure notice or show cause notice pertaining to any Government Contract; (iv) the Company has not received any notice of an unresolved significant weakness or deficiency with respect to the cost accounting system of the Company; (v) the Company has not received written notice from any Governmental Entity or other counterparty to a Government Contract that the counterparty to such Government Contract (A) has ceased or will cease to be a customer of the Company, (B) intends to terminate or materially modify (including by materially decreasing the rate or amount of services obtained from the Company) any Government Contract, (C) intends to change the type of contracting vehicle for the services provided pursuant to such Government Contract in a manner that may preclude the Company from continuing to provide such services or (D) seeks to convert any Government Contract that establishes an exclusive or single source purchasing arrangement or relationship between such counterparty and the Company into a non-exclusive or multi-source arrangement or relationship; and (vi) the Company has not made any voluntary or mandatory disclosures to any Governmental Entity with respect to any material misstatement, significant overpayment or violation of applicable Law arising under or relating to any Government Contract or Government Bid, nor has any violation occurred for which the Company is required to make any such disclosure to a Governmental Entity.

(d) Since January 1, 2016, the Company has not been the subject or target of any audit, subpoena, investigation, prosecution or administrative proceeding related to any Government Contract or Government Bid. Since January 1, 2016, the Company has not received any written or oral notice of any pending or threatened audit, subpoena, investigation, prosecution or administrative proceeding related to any Government Contract or Government Bid.

4.13 Insurance. The Company is currently insured by insurers unaffiliated with the Company with respect to their properties, assets and operation of the Business in such amounts and against such risks that are appropriate and customary for the type of business conducted by the Company with customary deductibles and retained amounts and which insurance policies are set forth on Schedule 4.13. In addition, the Company has maintained adequate insurance for all prior periods with respect to the Business. With respect to each insurance policy held by the Company (a) the policy is legal, valid, binding and in full force and effect; and (b) the Company is not in default under the policy. Except for insurance claims related to assets owned by JB Lease, there are no claims by the Company pending under any such policies and the Company has not been informed that coverage has been questioned, denied or disputed by the underwriters of such policies with respect to any such claims. All premiums under such insurance policies which are due and payable have been paid in full, no such policy provides for retrospective or retroactive premium adjustments, and the Company has not received notice of any material increase in the premium under, or the cancellation or non-renewal of, any such policy.

4.14 Intellectual Property. Copies of any patents, patent rights, patent applications, trademarks, trademark applications and registrations, trade dress, proprietary rights, service marks, service mark applications, trade names, social media accounts and registrations, domain names and copyrights owned by or registered in the name of the Company and used in the Business, or of which the Company is a licensor or licensee or in which the Company has any right have been made available to Buyer. The Company is not subject to any obligation, including any license or royalty obligation, relating to any product or service of the Business that the Company now markets or has marketed in the three past years. Except as set forth on Schedule 4.14, the Company owns all rights in, or possesses adequate licenses or other rights to use, all patents, patent applications, trademarks, trademark applications and registrations, trade dress, service marks, service mark applications and registrations, proprietary rights, trade names, social media accounts and registrations, domain names, copyrights, manufacturing processes, batch tickets, designs, website content, formulae, technology, molds, trade secrets and know how necessary to conduct the Business as conducted prior to Closing (collectively, “Intellectual Property”). To the Knowledge of the Equity Holders, the Intellectual Property does not infringe or conflict upon the right of any third party, and there has not been, and are, no infringing uses by third parties of the Intellectual Property owned by the Company. Except as set forth on Schedule 4.14, the Equity Holders do not own or have any interest in the Intellectual Property used by the Company in connection with the Business. No past or present employee or independent contractor (including consultants) of the Company has any ownership interest, license, permission or other right in or to any Intellectual Property, ideas, inventions, processes, works of authorship and other work products that relate to the Business, that were conceived, created, authored or developed, in whole or in part, by such employee or independent contractor.

4.15 Real Property. The Company does not own any real property relating to the Business, nor has it ever owned any real property relating to the Business. Schedule 4.15 sets forth the address for each parcel of real estate leased by the Company (“Leased Real Property”), a true and complete list of all leases for each such Leased Real Property, and the amount of security deposit for each such Leased Real Property. The Company has not collaterally assigned or granted any other security interest in any Leased Real Property or any interest therein. Each Contract for Leased Real Property is legal, valid, binding, enforceable and in full force and effect, and the Company’s possession and quiet enjoyment of the Leased Real Property under such lease has not been disturbed, and there are no disputes with respect to such lease. Neither the Company nor any other party to the lease is in breach or default under such lease, and no event has occurred, or, to the Knowledge of Equity Holders, circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such lease.

4.16 Labor Matters. The Company is in compliance with all Laws with respect to employment and employment practices, terms and conditions of employment and wages and hours (including the Employee Retirement Income Security Act of 1974, as amended, and the Contract Service Act, as amended), including requirements for paying applicable Service Contract Act wage rate and fringe benefit rates, and the Company is not engaged in any unfair labor practice and has not been threatened with a possible claim for any such practice. The Company has properly classified its employees and independent contractors.

4.17 Tax Matters. Schedule 4.17 contains a list of states, territories, and jurisdictions (whether foreign or domestic) in which the Company files Tax Returns. The Company has filed all Tax Returns that it was required to file as of the Closing Date. All such filed Tax Returns were true, correct, and complete. All Taxes due and payable prior to Closing by the Company have been paid. The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee. There are no Liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax. There is not outstanding any notice received by the Company from any Governmental Entity that it is subject to an audit or investigation that could result in the payment of additional Taxes. The Company is not a party to any Tax allocation, sharing, indemnity or similar agreement. The Company has no Liability for the Taxes of any Person, as a transferee or successor, by Contract, or otherwise. The Company (and any predecessor of the Company) has been since formation taxed as a C corporation under the Code and applicable state or local Law.

4.18 Absence of Certain Developments. Except as set forth on Schedule 4.18, since January 1, 2017, the Company has conducted the Business in the Ordinary Course of Business consistent with past practice, including, but not limited to, cash management, collection of receivables, payment of payables, and maintenance of Inventory, pricing and credit practices.

4.19 Related Party Transactions. Except as set forth on Schedule 4.19, the Company is not currently a party to any Related Party Transaction in connection with the Business and has not been a party to any such Related Party Transaction since January 1, 2017.

4.20 Safety Rating. Except as set forth on Schedule 4.20, the Company has now, and since the commencement of the operation of the Business has maintained, an overall “Satisfactory” safety rating, and maintained Compliance, Safety and Accountability scores (“CSA Scores”) below the “alert” threshold in each of the seven categories assessed by the DOT in connection therewith. There are no issues, deficiencies or violations which would adversely affect such safety rating or CSA Scores. Neither the Equity Holders nor the Company has received any written notice (or in any other manner) of any intended, pending or proposed audit of the Business by the DOT or any other Governmental Entity having jurisdiction over the Company’s operation of the Business.

4.21 Litigation. Except as set forth on Schedule 4.21, there are no, and in the past three (3) years there have been no, actions, audits, administrative charges, suits, proceedings, arbitrations, orders, or investigations pending or threatened, against the Company or any officer, director or employee thereof. The Company is not subject to any judgment, order, award or decree of any Governmental Entity.

4.22 Brokerage and Finder’s Fees. Neither the Company nor the Equity Holders has incurred and none will incur any brokerage, finder’s, or similar fee in connection with the transactions contemplated by the Transaction Documents to which any of them are a party.

4.23 Vendors. The Equity Holders have provided Buyer accurate and complete lists of the names and addresses of the twenty (20) largest vendors of the Business from whom the Company has purchased either supplies or inventories for the past two (2) fiscal years (ended December 31, 2016 and December 31, 2017). Except as described on Schedule 4.23, the Company has not received notification that any such supplier plans or has threatened to stop or materially decrease the volume of business done with the Company.

4.24 Environmental Matters.

(a) The Company is, and at all times has been, in material compliance with all applicable Environmental Laws. The Company holds and has timely applied for renewal of all permits or other authorizations under Environmental Laws that are required for (i) the occupancy, use and operation of its properties and assets, and (ii) the operation and conduct of such Company and the Business, except for failure to obtain such permit or other authorization would not have Material Adverse Effect on the Business.

(b) The Company has not received any outstanding and unresolved written or oral notices, reports, or other information regarding any actual or alleged violation of Environmental Laws by the Company, or any Liabilities or potential Liabilities, including any remedial obligations, arising under Environmental Laws and relating to the Company or its properties. There are no pending or, to the Knowledge of Equity Holders, threatened, claims, Liens, or other restrictions of any nature, resulting from any violation or failure to comply with any applicable Environmental Law, with respect to or affecting any of the properties currently occupied, used or operated by the Company. There are no present or past actions, activities, circumstances, conditions, facts, events or incidents, including without limitation, the Release or threatened Release or presence of any Hazardous Substances, which could form the basis for any litigation against the Company or that could result in the imposition of any Liability on the Company, in each case under Environmental Laws.

(c) No facts, events, or conditions relating to the past or present properties or operations of the Company will prevent, hinder, or limit the Company’s continued compliance with Environmental Laws, or give rise to any remedial obligations or material Liability of the Company pursuant to Environmental Laws. During the period of (i) the Company’s occupancy, use or operation of any property, or (ii) the Company’s participation in the management of any property, there were no Releases of any Hazardous Substances in, on, under or affecting any such property, and the Company has not placed, held, located, Released, transported or disposed of any Hazardous Substances on, under, from or at any such property or any other property other than in compliance with applicable Environmental Laws. Except for two above ground storage tanks at the Janesville, Wisconsin location, to the Knowledge of Equity Holders, no above ground or underground storage tanks, asbestos-containing materials, lead-based paint, toxic mold or polychlorinated biphenyls are present at any property currently or formerly leased or operated by the Company. The Company has not sent or disposed of Hazardous Substances to or at a site which, pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), or any similar state, federal or foreign law, has been listed or proposed for listing on the “National Priorities List” or its state equivalent.

(d) The Company has delivered to Buyer correct and complete copies of all environmental studies or reports (including, but not limited to, any Phase I or Phase II reports and compliance audits), pleadings, analytical data, monitoring data, permits required under Environmental Laws, and other material records and correspondence concerning Environmental Laws relating to the occupancy, use and operation of its properties and the operation of the Business that are in the possession or reasonable control of the Equity Holders.

4.25 Employee Benefit Plans. Set forth on Schedule 4.25 is a complete list of all pension, profit sharing, retirement, stock purchase, stock option, bonus, incentive compensation and deferred compensation plans, life, health, dental, accident or disability, workers’ compensation or other employee welfare benefit plans (insured or self-insured), educational assistance, pre-tax premium or flexible spending account plans, supplemental or executive benefit plans, non-qualified retirement plans, severance or separation plans, and any other employee benefit plans, practices, policies or arrangements of any kind, whether written or oral, which are currently maintained by the Company for the benefit of any of their respective employees (including former employees), or under which the Company has any current or potential Liability with respect to any employee or former employee or the dependents of any such person, including any “employee benefit plan” which is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (herein collectively referred to as “Employee Benefit Plans” and individually as an “Employee Benefit Plan”). All Employee Benefit Plans comply in form and in operation in all respects with their terms, the applicable requirements of ERISA, the Code and all applicable Laws. The Company has materially complied with the terms of all Employee Benefit Plans and related Contracts. Buyer has been supplied with a true and correct copy of all written Employee Benefit Plans and true and correct written summaries of all oral Employee Benefit Plans. With respect to the Employee Benefit Plans, no event has occurred and, there exists no condition or set of circumstances, in connection with which the Company could be subject to any Liability (other than for routine claims for benefits in the ordinary course) under the terms of the Employee Benefit Plans or any applicable Law. The Company does not sponsor or participate in (i) a pension plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a “multi-employer pension plan,” as defined in Section 3(37) of ERISA, (iii) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, (iv) a “multiple employer plan,” as defined in Section 413 of the Code, (v) a “welfare benefits trust” or “voluntary employees beneficiary association,” as defined in Sections 419, 419A or 501(c)(9) of the Code, or (vi) a plan or arrangement providing for post-employment health or life insurance coverage, except as otherwise required by Section 4980B of the Code or similar state Laws and at the sole expense of the individual.

4.26 Accounts; Powers of Attorney. Schedule 4.26 sets forth a correct and complete list of all accounts or safe deposit boxes at any bank or other financial institution of the Company, and the names of all Persons authorized to draw thereon or have access thereto. No Person holds a power of attorney to act on behalf of the Company.

4.27 Disclosure. No representation or warranty by the Equity Holders contained in this Agreement, and no statement contained in the Disclosure Schedules or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Equity Holders pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

4.28 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, neither of the Equity Holders nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Equity Holders or the Company. Without limiting the generality of the foregoing, neither of the Equity Holders nor any other Person has made any representation or warranty with respect to any projections, estimates, budgets of future revenues, future results of operations, future cash flows or future financial condition (or any component thereof) of the Business.

Article V - REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Equity Holders that the statements contained in this Article V are true and correct as of the date hereof:

5.1 Organization and Qualification. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Buyer is qualified to transact business as a foreign entity and is in good standing under the Laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to so qualify has not and would not reasonably be expected to have a Material Adverse Effect on Buyer.

5.2 Power and Authority; Enforceability. Buyer has all requisite corporate power and authority to enter into and consummate the transactions contemplated by the Transaction Documents to which Buyer is a party. The execution and delivery by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action on the part of Buyer. The Transaction Documents have been duly executed and delivered by Buyer and constitute the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except to the extent that (a) their enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditor’s rights generally, and (b) the availability of equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

5.3 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not: (a) conflict with, result in a breach of, or constitute a default under, any organizational document of the Buyer or (b) violate any judgment, writ, injunction or decree of any court, entered or threatened in a proceeding or action in which the Buyer is, was or may be bound.

5.4 Investment Purpose. Buyer is acquiring the Equity Interests solely for its own account for investment purposes, and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Equity Interests are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Equity Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

5.5 Brokerage and Finder’s Fees. Buyer has not incurred and none will incur any brokerage, finder’s, or similar fee in connection with the transactions contemplated by the Transaction Documents to which it is a party.

5.6 Merger Sub. Merger Sub was formed and operated for the sole purpose of completing the Merger.

5.7 Disclosure. No representation or warranty by the Buyer contained in this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

5.8 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Equity Holders and the Company for such purpose. Buyer acknowledges and agrees that (a) in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Equity Holders contained in Article IV of this Agreement, and (b) none of Equity Holders, the Company or any Person has made any representation or warranty as to Equity Holders, the Company or this Agreement, except as expressly set forth in Article IV of this Agreement.

Article VI - INDEMNIFICATION

6.1 Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and the Disclosure Schedules attached hereto or in any writing delivered by any Party to any of the other Parties in connection with this Agreement will survive (a) for a period of eighteen (18) months after the Closing Date for representations and warranties except as set forth in subparts (b) and (c), (b) indefinitely for the representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.9 (with respect to title only), 4.10, 4.11, 4.17, 4.22, 4.24, and 4.25 (collectively, the “Fundamental Representations”), (c) indefinitely for claims based on fraud or intentional misrepresentation, (d) indefinitely for all covenants and agreements that by their terms contemplate performance after the Closing Date, unless specified otherwise by their terms, or (e) the statute of limitations plus thirty (30) days for all other claims. Notwithstanding the above, so long as written notice of a claim is given on or prior to the expiration of survival period, such claim will continue to survive until such matter is resolved.

6.2 General Indemnification.

(a) Indemnification by Buyer. Buyer agrees that it will indemnify, defend, and hold harmless the Equity Holders, from, against and in respect of any and all Losses imposed on, sustained, incurred or suffered by or asserted against the Equity Holders directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with: (i) any breach of, or inaccuracy in, any representation or warranty of Buyer in this Agreement; and (ii) a breach of any covenant or agreement of Buyer contained in this Agreement.

(b) Indemnification by the Equity Holders. The Equity Holders agree that they will jointly and severally indemnify, defend and hold harmless Buyer and its Affiliates, directors, managers, officers, equityholders, members, partners, and their respective successors and assigns (the “Buyer Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by or asserted against any of Buyer Indemnified Parties directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with: (i) a breach of any representation or warranty made by an Equity Holder contained in this Agreement; (ii) a breach of any covenant or agreement of an Equity Holder made in this Agreement; (iii) any unpaid Taxes or Indebtedness of the Company, including, without limitation, any liability Buyer may have for the Company’s Indebtedness under any applicable bulk sale or bulk transfer Law; and (iv) any Outstanding Transaction Expenses of the Company.

(c) Limitations on Indemnification. Notwithstanding anything to the contrary herein:

(i) Notwithstanding the foregoing, the Equity Holders will not be obligated to indemnify and hold Buyer harmless for a claim pursuant to Section 6.2(b)(i) (other than with respect to Fundamental Representations) for such Losses unless and until the aggregate amount of such items exceeds One Hundred Thousand Dollars ($100,000.00) (the “Deductible”) in which case the Losses will be recoverable from the first dollar after taking into account the Deductible subject to the Cap (as hereinafter defined). The aggregate amount of all payments made by the Equity Holders in satisfaction of claims for indemnification pursuant to Section 6.2(b)(i) will not exceed One Million Dollars ($1,000,000.00) (the “Cap”), provided that the aggregate amount of all cash payments made by the Equity Holders in satisfaction of claims for indemnification pursuant to Section 6.2(b)(i) will not exceed Five Hundred Thousand Dollars ($500,000.00). The limitations set forth in this Section 6.2(c)(ii) do not apply to Losses related to or arising out of any claims asserted by Buyer for claims brought pursuant to the Fundamental Representations, pursuant to Sections other than Section 6.2(b)(i), or with respect to claims based on fraud or intentional misrepresentation.

(ii) Notwithstanding the foregoing and anything to the contrary, any and all Losses related to or arising out of any claims asserted by Buyer for claims brought pursuant to the Fundamental Representations or pursuant to Sections other than Section 6.2(b)(i) shall not exceed the Merger Consideration.

(iii) Any Losses will be net of any insurance proceeds actually received by reason of such Loss by the party seeking indemnification (net of any deductible amounts, costs of collection and the present value of any associated increases in premiums).

(iv) Notwithstanding the foregoing and anything to the contrary, any and all Losses related to or arising out of any workers compensation claims asserted by employees of the Company (other than Equity Holders) shall be paid equally by Buyer and the Equity Holders, provided that the aggregate amount of all payments in respect of such Losses shall not exceed Five Hundred Thousand Dollars ($500,000.00) and such payments shall be in accordance with Section 6.02(e), below.

(d) Tax Treatment of Indemnity Payments. All payments made pursuant to any indemnification obligations under this Agreement, will be treated as adjustments to the Merger Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Laws.

(e) Offset. To the extent that Buyer is entitled to indemnification hereunder for Losses other than Losses for which Buyer is obligated to pay in cash, Buyer shall (i) first offset any indemnification obligations of the Equity Holders pursuant to this Article VI against any Common Stock of the Buyer, which shall be valued at the greater of $2.50 per share of Common Stock, the fair market value if not publicly traded or, if publicly traded, the publicly traded value at the time of the indemnification claim, owned by the Equity Holders, (ii) then against any payments owed by Buyer to Equity Holders and (iii) finally, against the Equity Holders jointly and severally. Any payments to be paid in cash shall be first offset against payments due under the Contingent Note (as defined in the JB Lease Agreement) in the inverse order of maturity and then by the Equity Holders, jointly and severally.

(f) D&O Claims. Notwithstanding anything herein to the contrary elsewhere in this Agreement, each Equity Holder hereby agrees that he or she will not make any claim for indemnification against Buyer, Buyer Indemnified Parties, or the Company by reason of the fact that he or she was a controlling person, manager, director, officer, or representative of the Company.

(g) Mitigation. Each Party shall take, and cause their Affiliates to take, all reasonable steps to mitigate Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to such Losses.

(h) Integration of Agreements. Each Equity Holder hereby agrees to become a party to Article VI of the JB Lease Agreement, for purposes of the indemnification obligations only of JB Lease under the JB Lease Agreement, and agrees to be fully bound by, and subject to, all of the covenants, terms and conditions of the JB Lease Agreement as though an original party thereto for purposes of JB Lease’s indemnification obligations under Article VI of the JB Lease Agreement. The Equity Holders hereby agree to be responsible, jointly and severally, with JB Lease and its successors and assigns for all indemnification obligations of JB Lease, as set forth in Article VI of the JB Lease Agreement, to any of the Buyer Indemnified Parties (as defined in the JB Lease Agreement), each of which is a third-party beneficiary of this Agreement. It is further agreed, for the avoidance of doubt, that the provisions in Article VI of the JB Lease Agreement related to claims made against JB Lease, such as the provisions related to Limitations on Indemnification, Tax Treatment of Indemnity Payments, and Offset, will also apply to the Equity Holders hereunder, mutatis mutandis.

Article VII – Additional Agreements

7.1 Acquisition Proposals; No Solicitation.

(a) During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each Equity Holder agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of its Subsidiaries shall, and that it shall not authorize or permit its or its Subsidiaries’ employees, stockholders, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating any Acquisition Proposal or transaction contemplated thereby. Each Equity Holder and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of a business of Equity Holder, the Company or any of their Subsidiaries, or ten percent (10%) or more of the outstanding voting equity interests of Equity Holder, the Company or any of their Subsidiaries, any tender offer or exchange offer of equity interests of Equity Holder, the Company or any of their Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the acquisition of ten percent (10%) or more of the outstanding voting equity interests or assets of Equity Holder, the Company or any of their Subsidiaries, other than the transactions contemplated by this Agreement.

(b) Notification of Unsolicited Acquisition Proposals. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, as promptly as practicable after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which Equity Holder reasonably believes would lead to an Acquisition Proposal, and, subject to any restrictions contained in any written confidentiality agreement entered into prior to the date hereof, Equity Holder shall provide Buyer with oral or written notice of its receipt of such Acquisition Proposal request or inquiry, and a summary of the material terms and conditions of such Acquisition Proposal, request or inquiry or the identity of the Person or group making such Acquisition Proposal, request or inquiry.

7.2 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the written consent of Equity Holders and Buyer;

(b) by Buyer by written notice to Equity Holders if:

(i) Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Equity Holders or the Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 2.2 and such breach, inaccuracy or failure has not been cured by Equity Holder or the Company within ten days of Equity Holders’ receipt of written notice of such breach from Buyer; or

(ii) any of the conditions set forth in Section 2.2 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(c) by the Equity Holders by written notice to Buyer if:

(i) The Equity Holders and the Company are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 2.3 and such breach, inaccuracy or failure has not been cured by Buyer within ten days of Buyer’s receipt of written notice of such breach from the Equity Holders; or

(ii) any of the conditions set forth in Section 2.3 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of the Equity Holder or the Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d) by Buyer or the Equity Holders in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Entity shall have issued an order restraining or enjoining the transactions contemplated by this Agreement, and such order shall have become final and non-appealable.

(e) By any party upon thirty days’ prior written notice if the Closing has not occurred by the Drop Dead Date.

7.3 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall be of no further force or effect and there shall be no Liability on the part of any party hereto except:

(a) for the duties, covenants and obligations that are expressly provided herein to survive the termination of this Agreement;

(b) as set forth in this Article VII and Section 3.4 hereof; and

(c) that nothing herein shall relieve any party hereto from Liability for any willful breach of any provision hereof.

Article VIII - MISCELLANEOUS PROVISIONS

8.1 Expenses. The Parties will each bear their own costs and expenses relating to the negotiation and the implementation of the transactions contemplated hereby, including, without limitation, fees and expenses of legal counsel, accountants, investment bankers, brokers or finders, printers, copiers, consultants or other representatives, whether or not such transactions are consummated.

8.2 Amendment and Modification; Waivers, Third-Party Beneficiary. This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in a writing, executed by Buyer and the Equity Holders. This Agreement will not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, other than: (i) the Released Parties, who are intended third-party beneficiaries of the provisions set forth in Section 3.7, and (ii) the Buyer Indemnified Parties, who are intended third-party beneficiaries of the provisions set forth in Article VI. Any waiver or consent will be effective only in the specific instance and for the specific purpose for which it is given.

8.3 Notices. All notices, requests, demands and other communications required or permitted hereunder will be made in writing and will be deemed to have been duly given and effective: (a) on the date of delivery, if delivered personally; (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service; (c) on the earlier of the fourth (4th) day after mailing or the date of the return receipt acknowledgment, if mailed, postage prepaid, by certified or registered mail, return receipt requested; or (d) on the date of transmission, if sent by e-mail, facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment. All notices hereunder must be delivered to the addresses set forth on the signature pages to this Agreement under the party to receive such notice, or pursuant to such other instructions as may be designated in writing by such party.

8.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated by any Party without the prior written consent of the other Parties, which consent will not be unreasonably withheld. Notwithstanding the foregoing, (i) Buyer may assign in whole or in part its rights and obligations pursuant to this Agreement to one or more of their Affiliates, (ii) Buyer may assign this Agreement and its rights and obligations under this Agreement in connection with a merger or consolidation involving Buyer, or in connection with a sale of substantially all of the equity or assets of Buyer or other disposition of substantially all of the Business provided the assignment will not relieve Buyer of its obligations pursuant to this Agreement, and (iii) Buyer may assign any or all of its rights pursuant to this Agreement or the Transaction Documents, including its rights to indemnification, to any of its lender(s) as collateral security.

8.5 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement and the legal relations among the Parties hereto will be governed by and construed in accordance with the internal substantive Laws of the State of Delaware (without regard to the Laws of conflict that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and of the United States located in Delaware, for the purposes of any such action or other proceeding arising out of this Agreement or any transaction contemplated hereby. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF. The Buyer and the Equity Holders specifically represent and warrant that they were represented by legal counsel and obtained legal advice regarding this Section 8.5 and other provisions of this Agreement.

8.6 Counterparts. This Agreement may be executed simultaneously with original, facsimile, or .pdf signatures in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

8.7 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and will not constitute a part hereof.

8.8 Entire Agreement. This Agreement and the exhibits and other writings referred to in this Agreement or any such exhibit or other writing are part of this Agreement, together embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the transaction or transactions contemplated by this Agreement.

8.9 Severability. Provisions of this Agreement will be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement; provided, however, that if any such provision will become invalid or unenforceable under applicable Law such provision will be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement will continue in full force and effect.

8.10 Cumulative Remedies; Specific Performance. All rights and remedies of a Party hereto are cumulative of each other and of every other right or remedy such Party may otherwise have at law or in equity, and the exercise of one or more rights or remedies will not prejudice or impair the concurrent or subsequent exercise of other rights or remedies. Buyer will expressly be entitled to specific performance as a remedy.

8.11 Publicity. The Equity Holders will not issue any press release or make any other public statement relating to the transactions contemplated hereby unless (a) agreed to by Buyer, or (b) required by Law or court order and any such release or statement will be subject to prior review by Buyer.

***Signature Page to Agreement and Plan of Merger Follows***

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

URSA MAJOR CORPORATION:		BUYER:

By:	/s/ John Lampsa	EVO TRANSPORTATION & ENERGY SERVICES, INC.
John Lampsa, its Vice-President

EQUITY HOLDERS:
	By:	/s/ John Yeros
	Name:	John Yeros
	Its:	Chief Executive Officer
/s/ John Lampsa
John Lampsa	If to Buyer:

EVO Transportation & Energy Services, Inc.
Attn: John Yeros, CEO
/s/ Ursula Lampsa	8285 West Lake Pleasant Parkway
Ursula Lampsa	Peoria, AZ 85382
Email: jyeros@evocng.com
If to the Equity Holders and Ursa Major Corporation,	Tel.: (877) 973-9191

John & Ursula Lampsa	With copies to the following, which will not constitute notice:
245 Legend Heights
Wales, WI 53183	Fredrikson & Byron, P.A.
Email: johnlampsa@tds.net	200 South Sixth Street, Suite 4000
Tel: (262) 613-6222	Minneapolis, MN 55402-1425
Attn: Frank B. Bennett
With copies to the following, which will not constitute notice:	Email: fbennett@fredlaw.com
Tel: (612) 492-7377
SBR Law Group, LLC
Attn: Robert C. Risch, Jr.
675 N Barker Rd., Suite 300
Brookfield, WI 53045
Email: rrisch@sbrlaw.us
Tel: 262-513-3315

MERGER SUB:

EVO MERGER SUB, INC.

By:	/s/ John Yeros
Name:	John Yeros
Its:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms will have the meanings indicated below.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “Control” or “Controlling” or “Controlled by” will mean, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

“Business Day” means any day other than Saturday or Sunday on which banks are open for business in Phoenix, Arizona.

“Cash” means cash and cash equivalents (excluding any cash required to cover checks or other similar payments that have been made by the Company but have not yet cleared).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Indebtedness” means the indebtedness set forth on Schedule 4.10.

“Contracts” means all oral or written contracts, agreements, instruments and other documents to which a Person is a party or by which it or its assets is or are bound.

“DOT” means the United States Department of Transportation.

“Environmental Law” means all Laws: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, or remediation of any Hazardous Substances. The term “Environmental Law” includes the following (including their implementing regulations, any state analogs or any similar laws in foreign jurisdictions): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right to Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; and the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Government Bid” means any outstanding bid, offer or proposal which, if accepted or successful, would result in a Current Government Contract.

“Government Contract” means any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, teaming agreement, letter contract, joint venture or other similar written arrangement between the Company, on the one hand, and (i) any Governmental Entity or (ii) any higher-tier contractor of a Governmental Entity in its capacity as a higher-tier contractor, on the other hand. A purchase order, a task order or a delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” means any court, administrative agency or commission, self-regulatory organization or other foreign, domestic, or quasi-governmental authority or instrumentality.

“Hazardous Substances” means all hazardous substances, as that term is defined in the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), solid waste, hazardous waste and any other individual or class of pollutants, contaminants, toxins, chemicals, substances, wastes or materials in their solid, liquid or gaseous phase, defined, regulated, classified or identified under any Environmental Law, including without limitation petroleum, petroleum products, friable asbestos, molds, urea formaldehyde, radioactive materials and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person at any date, without duplication: (a) all obligations of such Person for borrowed money or in respect of loans or advances; (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) all obligations in respect of letters of credit, whether or not drawn, and bankers’ acceptances issued for the account of such Person; (d) all capital lease liabilities of such Person determined in accordance with GAAP; (e) all guarantees of such Person in connection with any of the foregoing; (f) any debt-like obligation or financing-type arrangement in respect of the deferred purchase price of property or property received as of the Closing with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise; (g) any accrued interest, prepayment premiums or penalties or other costs or expenses related to any of the foregoing; and (h) all obligations or indebtedness of the Company owed to the Equity Holders.

“Information” as used herein will not include any information relating to a Person, which the Party disclosing such information can show: (a) to have been in its possession prior to its receipt from another Party hereto; (b) to be now or to later become generally available to the public through no fault of the disclosing Party; (c) to have been available to the public at the time of its receipt by the disclosing Party; (d) to have been received separately by the disclosing Party in an unrestricted manner from an individual or entity entitled to disclose such information; or (e) to have been developed independently by the disclosing Party without regard to any information received in connection with this transaction.

“Insider” means (a) any officer, director, or owner of the Company; (b) any individual related by blood, marriage or adoption to any individual listed in clause (a) hereof; or (c) any Person in which any individual listed in clauses (a) or (b) hereof has a beneficial interest.

“Inventory” of the Company means all inventories of raw materials, work-in-process and finished goods, inventory in transit, office supplies, backlog, and service and repair parts, supplies and components held for resale, including any of the foregoing purchased subject to conditional sales or title retention agreements in favor of any third party, together with related packaging materials and all rights of the Company against suppliers of such inventories.

“JB Lease” means JB Lease Corporation, a Wisconsin corporation.

“JB Lease Agreement” means that certain Stock Purchase Agreement, dated as of even date herewith, by and between EVO Equipment Leasing, LLC, a Delaware limited liability company, and JB Lease.

“John Lampsa Loan” means the loan made by the Company to John Lampsa in the aggregate principal amount of $2,500,000.00, as evidenced on the Company’s balance sheet.

“Knowledge” means the actual knowledge of such Person after reasonable inquiry, and “Knowledge” as it is applied to the Company, means the actual knowledge of John Lampsa or Ursula Lampsa, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Liability” or “Liabilities” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

“Lien” means any mortgage, pledge, deed of trust, assignment, lien, charge, encumbrance, judgment, pledge or security interest of any kind or nature whatsoever or any claim of right of any third-party, or the interest of a vendor or lessor under any conditional sale Contract, capital lease or other title retention Contract.

“Losses” means any and all losses, Liabilities, damages, fees, diminution in value (including as determined based upon a multiple of earnings or other valuation metrics), direct and indirect damages (including consequential and incidental damages and lost profits, but excluding punitive damages unless owed to a third party), and costs and expenses (including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals).

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that is or could reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), results of operations, or prospects of the Business.

“Material Contract” means any Contract that primarily relates to the Business or is otherwise material to the Business.

“Ordinary Course of Business” means the ordinary course of the Business, consistent with past practice, including with regard to nature, frequency, and magnitude.

“Organizational Documents” means the articles or certificate of incorporation, bylaws, limited liability company agreement, partnership agreement or other governing documents of an entity.

“Outstanding Transaction Expenses” means fees and expenses that the Parties hereto have mutually agreed that Buyer will pay on the Company’s or the Equity Holders’ behalf at Closing relating to the negotiation, execution and delivery of this Agreement and the other Transaction Documents.

“Permitted Lien” means Liens related to the Company Indebtedness.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, Governmental Entity, or other legally recognized entity.

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date and the portion of any Straddle Period up to and including the Closing Date.

“Related Party Transaction” means any Contract, arrangement, or understanding under which a Company or its Insiders (a) has borrowed any monies from or has outstanding any indebtedness or other similar obligations to the Company or its Affiliates; (b) owns any direct or indirect interest of any kind in, or is a director, officer, member, employee, partner, equity owner, consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any Person which is (i) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of a Company, or (ii) participates in any transaction to which a Company is a party; or (c) is or has been a party to any Contract, arrangement, understanding or transaction with a Company.

“Release” or “Released” will have the meaning specified in 42 U.S.C. § 9601.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, directors or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax Return” means all returns, declarations, reports, statements, computations and other documents required to be filed with any Governmental Entity in respect of Taxes.

“Taxes” means federal, state, county, local, foreign or other income, gross receipts, ad valorem, franchise, profits, sales or use, transfer, registration, excise, utility, environmental, communications, real or personal property, membership interest, license, payroll, wage or other withholding, employment, social security, severance, stamp, occupation, alternative or add-on minimum, estimated and other taxes of any kind whatsoever (including deficiencies, penalties, additions to tax, and interest attributable thereto) whether disputed or not.